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SEC FILE NUMBER	000-24597

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Carrier Access Corporation

Full Name of Registrant

Former Name if Applicable

5395 Pearl Parkway

Address of Principal Executive Office (Street and Number)

Boulder, CO 80301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 6, 2005, Carrier Access Corporation (the “Company”) filed a Current Report on Form 8-K stating that the filing of a required amendment to its previously filed Annual Report on Form 10-K for the fiscal year ended December 31, 2004 had been delayed beyond the May 2, 2005 extended filing date so that the Company could perform additional detailed review of its customer relationships including the timing of certain revenue.
On May 10, 2005, the Company announced that, because of the review of customer relationships described above, it was unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2005 within the prescribed time period.
On August 2, 2005, the Company filed its amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, in which it restated its consolidated financial results for the fiscal years 2003 and 2004 and all the interim periods for these years.
Because of the detailed review of customer relationships and the restatement described above, the Company is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2005 within the prescribed time period. The Company is in the process of completing its quarterly reports on Form 10-Q for the first and second quarters of 2005 and currently expects to file its Quarterly Reports on Form 10-Q for the first and second quarters of 2005 with the SEC on or before September 2, 2005.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gary Gatchell	(303)	442-5455

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☒   No

As described above, the Company has not yet filed its Quarterly Report on Form 10-Q for the three months ended March 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to any changes that may be required as a result of the review of the Company’s financial results by the Company’s independent auditors, the Company anticipates that its operating results for the quarterly period ended June 30, 2005 will be as announced in the press release dated August 2, 2005 and furnished as an exhibit to the Form 8-K Report filed August 2, 2005, which shows a material decline in revenue and net income (loss) in the second quarter of 2005 from the second quarter of 2004.
Notice Concerning Forward-Looking Statements
The statements above regarding the Company’s anticipated timing of filing its Quarterly Reports on Form 10-Q for the first and second quarters of fiscal 2005 and the Company’s expected operating results for the second quarter of fiscal 2005 are forward-looking statements which are subject to risks and uncertainties. Readers are referred to the “Risk Factors” section of the Company’s Annual Report on Form 10-K/A dated August 2, 2005 and filed with the SEC, which identifies important risk factors that could cause actual results to differ from those currently expected by management or contained in any forward-looking statements. Risk factors include, among others, uncertainties regarding the timing of the Company’s completion of its Quarterly Reports on Form 10-Q for the first and second quarters of fiscal 2005, risks as to subsequent adjustments to preliminary estimates for the first and second quarter 2005 financial results, issues encountered in the completion of the first and second quarter 2005 quarterly reviews, and the continued adverse effect of developments in the telecommunications industry. In addition, any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing the Company’s views as of any subsequent date. While the Company may elect to update forward-looking statements at some point, the Company specifically disclaims any obligation to do so.

Carrier Access Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ GARY GATCHELL

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).